                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                        MATTHEWS STUDIO EQUIPMENT GROUP

                               (Name of Issuer)

                     Common Stock, no par value per share

                        (Title of Class of Securities)

                                 577 140 10 6

                                (CUSIP Number)

                              Carlos D. De Mattos
                        Matthews Studio Equipment Group
                              2405 Empire Avenue
                        Burbank, California  91504-3399
                                (818) 843-6715

                                with a copy to:

                           Francis W. Costello, Esq.
                         Whitman Breed Abbott & Morgan
                             633 West Fifth Street
                        Los Angeles, California  90071
                                (213) 896-2400


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 10, 1997

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                              Page 1 of 106 Pages

                                    SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 577140 10 6                                        Page 2 of 106 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Carlos D. De Mattos
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]
      N/A
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF; 00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         [ ]

      N/A
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      140,667 (1.4%); See Item 5
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
 NUMBER OF
   SHARES             1,916,450 (18.5%); See Item 5
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY        9   SOLE DISPOSITIVE POWER
    EACH
 REPORTING            140,667 (1.4%); See Item 5
   PERSON        ---------------------------------------------------------------
    WITH         10   SHARED DISPOSITIVE POWER

                      1,916,450 (18.5%); See Item 5
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,057,117; See Item 5
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%; See Item 5
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                              Page 2 of 106 Pages

                                    SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 577140 10 6                                        PAGE 3 OF 106 PAGES
---------------------                                        -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Carlos and Elena De Mattos Family Trust
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                   (b) [ ]
        N/A
--------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                               [ ]

      N/A
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      1,816,450 (17.5%); See Item 5
                 ---------------------------------------------------------------
  NUMBER OF       8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY         -0-
   OWNED BY      ---------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
  REPORTING
    PERSON            1,816,450 (17.5%); See Item 5
     WITH        ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,816,450
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

      00
--------------------------------------------------------------------------------

                              Page 3 of 106 Pages

                                  SCHEDULE 13D
----------------------                                       -------------------
CUSIP NO. 1577140 10 6                                       Page 4 of 106 Pages
----------------------                                       -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      C & E DM, LLC (a Limited Liability Company)
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                      (b) [ ]
      N/A
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                  [ ]

      N/A
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      100,000 (1.0%); See Item 5
                 ---------------------------------------------------------------
   NUMBER OF      8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY         -0-
   OWNED BY      ---------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING
    PERSON            100,000 (1.0%); See Item 5
     WITH        ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      100,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

                              Page 4 of 106 Pages

                                 SCHEDULE 13D


INTRODUCTION.

          This statement relates to Carlos D. De Mattos ("De Mattos") and each other person who is the record owner or may be deemed the beneficial owner of shares of Common Stock (as hereinafter defined) of Matthews Studio Equipment Group by virtue of their affiliated status or other relationship with De Mattos (collectively, the "reporting persons").

          This statement amends and restates the statement on Schedule 13D and amendments thereto made with respect to the reporting persons as follows:

          1.   Statement on Schedule 13D dated September 10, 1993;

          2.   Amendment No. 1 to Schedule 13D dated March 2, 1992;

          3.   Amendment No. 2 to Schedule 13d dated October 6, 1992;

          4.   Amendment No. 3 to Schedule 13D dated December 28, 1993; and

          5.   Amendment No. 4 to Schedule 13D dated January 29, 1993.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, no par value per share (the "Common Stock"), issued by Matthews Studio Equipment Group, a California corporation (the "Company"). The principal executive offices of the Company are located at 2405 Empire Avenue, Burbank, California 91504-3399.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) The reporting persons are (i) The Carlos and Elena De Mattos Family Trust, a California trust (the "De Mattos Family Trust"), (ii) C&E DM, LLC, a Nevada limited liability company (the "De Mattos Family LLC"), and (iii) De Mattos, a natural person in his individual capacity.

          De Mattos and his wife, Elena A. De Mattos, are the only trustees of the De Mattos Family Trust. De Mattos is the sole manager of the De Mattos Family LLC.

          (b) The principal business address of each of the De Mattos Family Trust, the De Mattos Family LLC, their respective trustees and manager and De Mattos is 2405 Empire Avenue, Burbank, California 91504-3399.

          (c) The principal business of each of the De Mattos Family Trust and the De Mattos Family LLC is to hold investments as part of an estate plan for the De Mattos family. The principal business of De Mattos is serving as Chairman, President and Chief Executive Officer and a director of the Company.

                              Page 5 of 106 Pages

          (d) During the last five years, none of the De Mattos Family Trust, the De Mattos Family LLC or De Mattos or his wife has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the De Mattos Family Trust, the De Mattos Family LLC or De Mattos or his wife has been a party to a civil proceeding or a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The De Mattos Family Trust is a California trust. The De Mattos Family LLC is a Nevada limited liability company. De Mattos and his wife each is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          This statement relates to a total of 2,057,117 shares of Common Stock which may be deemed to be beneficially owned by De Mattos and owned of record by the reporting persons as of the date hereof as more specifically described in
Item 5 below.

          The number of shares of Common Stock owned of record and beneficially by the reporting persons as of the date hereof were acquired for cash or in consideration of the exchange of certain shares of stock as described in this
Item 3 and in Item 5 below.

          In the case of each of the purchases of shares by De Mattos upon the exercise of options, De Mattos obtained the purchase price from his available personal cash resources. In the case of the acquisition of shares of Common Stock by De Mattos, other than upon exercise of options, De Mattos paid a purchase price consisting of shares of common stock of the acquired company. In the case of shares of Common Stock acquired by the De Mattos Family Trust, the shares were obtained from De Mattos for no consideration. In the case of the acquisition of shares of Common Stock by the De Mattos Family LLC, the shares were obtained from the De Mattos Family Trust and from the C&E DM Limited Partnership, a California limited partnership having De Mattos as its sole general partner, in consideration of their respective membership interests.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          The shares of Common Stock beneficially owned by De Mattos were acquired and are being held for investment purposes. As a result of the ownership of the shares and De Mattos positions as Chairman of the Board, President and Chief Financial Officer and a director of the Company, De Mattos may be deemed to control the Company. De Mattos and the other reporting persons may, from time to time, depending on their evaluation of the market for the Common Stock, other opportunities available to them, their financial requirements and other possible future developments, decide to increase or decrease their holdings of the Common Stock of the Company, although they have no present intention to do so.

                              Page 6 of 106 Pages

          None of the reporting persons has any current plans or proposals which relate to or would result in the occurrence of any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate number of shares of Common Stock and percentage of the total outstanding shares represented thereby beneficially owned by (i) De Mattos is 2,057,117 shares of Common Stock (including 140,667 shares issuable upon the exercise of currently exercisable options) or 19.9% of the total, (ii) the De Mattos Family Trust is 1,816,450 shares of Common Stock or 17.5% of the total and (iii) the De Mattos Family LLC is 100,000 shares of Common Stock or 1.0% of the total, calculated, in each case accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on a total of 10,331,591 shares of Common Stock outstanding as reported in the Company's annual report on Form 10-K for the year ended September 30, 1996.

          (b) De Mattos may be deemed to have the sole power to vote and to dispose of the 140,667 shares issuable upon exercise of the options owned by him and the 100,000 shares owned by the De Mattos Family LLC of which he is the sole Manager, totalling 240,667 shares or 2.3%. De Mattos may be deemed to share the power to vote and to dispose of the 1,816,450 shares or 17.5% owned by the De Mattos Family Trust with his wife who also serves as a trustee of the De Mattos Family Trust as described in Item 2 above.

          (c) The aggregate 2,057,117 shares of Common Stock owned of record and beneficially by the reporting persons as of the date hereof were acquired for cash or in consideration of the exchange of certain shares of stock (or sold for cash) as follows:

          1. in connection with a reverse acquisition of Captech, Inc. by the Company in February 1989 De Mattos acquired 2,115,000 shares of Common Stock in exchange for shares of Matthews Studio Equipment, Inc. ("Matthews Equipment");

          2. by the grant of options to De Mattos to purchase 60,000 shares of Common Stock in February 1989 exercisable at $1.10 per share;

          3. in connection with the acquisition of Matthews Studio Electronics, Inc. ("MSEI") by the Company in July 1989 De Mattos acquired 150,000 shares of Common Stock in exchange for shares of MSEI;

          4. by the transfer of 2,265,000 shares by De Mattos, as trust settlor, in February 1991 to the De Mattos Family Trust;

          5. by the grant of options to De Mattos to purchase 5,000 shares of Common Stock in September 1991 exercisable at $1.38 per share;

          6. by the exercise of options by De Mattos for the purchase of 41,000 shares in February 1992 at an aggregate exercise price of $46,500 and the payment of cash therefor, and by the transfer of these 41,000 shares in

                              Page 7 of 106 Pages

               February 1992 by De Mattos, as trust settlor, to the De Mattos Family Trust;

          7. by the sale of 25,000 shares of Common Stock by the De Mattos Family Trust on the open market in October 1992 for aggregate gross proceeds of $63,906;

          8. by the sale of 22,000 shares of Common Stock by the De Mattos Family Trust on the open market in December 1992 for aggregate gross proceeds of $56,100;

          9. by the sale of 40,000 shares of Common Stock by the De Mattos Family Trust on the open market in January 1993 for aggregate gross proceeds of $150,000;

          10. by the grant of options to De Mattos to purchase 50,000 shares of Common Stock in May 1993 exercisable at $3.125 per share;

          11. by the transfer of 90,000 shares by the De Mattos Family Trust in April 1994 to C&E DM Limited Partnership, a limited partnership whose sole limited partner is the De Mattos Family Trust and whose sole general partner is De Mattos (the "De Mattos Family Partnership"), as part of its capital contribution in exchange for the De Mattos Family Trust's equity interest in the De Mattos Family Partnership;

          12. by the transfer of 90,000 shares by the De Mattos Family Partnership in April 1994 to the De Mattos Family LLC, as part of its capital contribution in exchange for the De Mattos Family Partnership's equity interest in the De Mattos Family LLC;

          13. by the transfer of 10,000 shares by the De Mattos Family Trust in April 1994 to the De Mattos Family LLC, as part of its capital contribution to the De Mattos Family LLC in exchange for the De Mattos Family Trust's equity interest in the De Mattos Family LLC;

          14. by the purchase by the De Mattos Family Trust of 97,450 shares of Common Stock in June 1995 from Edward Phillips III, a director of the Company and President of Matthews Equipment, a subsidiary of the Company, as trustee of The Edward and Norma Phillips Trust, in a private transaction for a purchase price of $1.00 per share or an aggregate $97,450 in cash;

          15. by the sale of 200,000 shares of Common Stock in May 1994 by the De Mattos Family Trust to Wilgain Nominees, Ltd., a Hong Kong corporation, in a private transaction for a purchase price of $1.00 per share or an aggregate of $200,000 in cash;

                              Page 8 of 106 Pages

          16. by the grant of options to De Mattos to purchase 200,000 shares of Common Stock (currently exercisable as to 66,667 of such shares) in July 1995 exercisable at $3.00 per share; and

          17. by the sale of 200,000 shares of Common Stock in January 1997 by the De Mattos Family Trust to ING Equity Partners, L.P. I, an affiliate of the Company ("ING"), in a private transaction for a purchase price of $1.80 per share or an aggregate $360,000 in cash.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a certain Stockholders Agreement dated July 27, 1995, as amended, De Mattos has agreed to vote or cause to be voted all shares of Common Stock beneficially owned by him for two representatives of ING to the Board of Directors of the Company and to set the number of members of the Board of Directors of the Company at nine. Except as disclosed herein and in the exhibits hereto, each of which are incorporated herein by reference and made a part hereof, none of the reporting persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but limited to, transfer or voting of any of the securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Declaration of Trust of the Carlos and Elena De Mattos Family Trust dated February 12, 1991.

          2.   Operating Agreement of C&E DM, LLC dated March 1, 1994.

          3. First Amendment to Operating Agreement of C&E DM, LLC dated December 12, 1994.

          4. Stockholders Agreement dated July 27, 1995 among the Company, ING, De Mattos and Edward Phillips III, and their affiliates.

          5. Amendment No. 1 to Stockholders Agreement dated April 5, 1996 among the Company, ING, De Mattos and Edward Phillips III, and their affiliates.

                              Page 9 of 106 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  February 13, 1997



                              /s/  CARLOS D. DE MATTOS
                              --------------------------------------------
                              Carlos D. De Mattos, individually



                              CARLOS AND ELENA DE MATTOS FAMILY TRUST



                              By: /s/ CARLOS D. DE MATTOS
                                  ---------------------------------------
                                    Carlos D. De Mattos, a trustee



                              C&E DM, LLC



                              By: /s/ CARLOS D. DE MATTOS
                                  ---------------------------------------
                                    Carlos D. De Mattos, Manager

                              Page 10 of 106 Pages

                                 EXHIBIT INDEX


EXHIBIT NO.                      DESCRIPTION                       PAGE
   1.   Declaration of Trust of the Carlos and Elena De              12
        Mattos Family Trust dated February 12, 1991
   2.   Operating Agreement of C&E DM, LLC dated                     52
        March 1, 1994
   3.   First Amendment to Operating Agreement of C&E                75
        DM, LLC dated December 12, 1994
   4.   Stockholders Agreement dated July 27, 1995                   79
        among the Company, ING, De Mattos and Edward
        Phillips III
   5.   Amendment No. 1 to Stockholders Agreement                   103
        dated April 5, 1996 among the Company, ING, De
        Mattos and Edward Phillips III

                              Page 11 of 106 Pages